UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of July, 2009
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.

Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	A company announcement made on July 28, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)
Date: July 29, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 28, 2009
URL: http://www.komatsu.com/
Consolidated Business Results for the First Quarter of the Fiscal Year Ending
March 31, 2010 (U.S. GAAP)
1.	Results for the First Quarter of the Fiscal Year Ending March 31, 2010 (Amounts are rounded to the nearest million yen)
(1)	Consolidated Financial Highlight
Millions of yen except per share amounts

	First quarter ended	First quarter ended	Changes
	June 30, 2009(A)	June 30, 2008 (B)	(A)-(B)
Net sales	320,428	606,832	(286,404)	(47.2)%

Operating income	8,273	83,264	(74,991)	(90.1)%

Income before income taxes and equity in earnings of affiliated companies	8,728	92,768	(84,040)	(90.6)%

Net income attributable to Komatsu Ltd.	4,763	57,731	(52,968)	(91.7)%

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥4.92	¥58.01	¥(53.09)

Diluted	¥4.92	¥57.94	¥(53.02)

Note:	Upon adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51”, effective April 1, 2009, net income is relabelled and attributed between noncontrolling interests and Komatsu Ltd. The caption “Net income attributable to Komatsu Ltd.” presented above is comparable to the caption “Net income” appearing in the consolidated financial statements for fiscal years ended as of or prior to March 31, 2009.
(2)	Consolidated Financial Position
Millions of yen except per share amounts

	As of June 30, 2009	As of March 31, 2009
Total assets	2,013,887	1,969,059

Komatsu Ltd. shareholders’ equity	814,333	814,941

Komatsu Ltd. shareholders’ equity ratio	40.4%	41.4%

Komatsu Ltd. shareholders’ equity per share (Yen)	¥841.26	¥842.04

2.	Dividends (For the fiscal years ended March 31, 2009 and ending March 31, 2010)

	2009	2010 Projections
Cash dividends per share (Yen)
First quarter period
Interim (Second quarter period)	22.00	8.00
Third quarter period
Year-end	18.00	8.00

Total	40.00	16.00

Note:	Changes in the projected cash dividend as of June 30, 2009: None

3.	Projections for the Fiscal Year Ending March 31, 2010 (From April 1, 2009 to March 31, 2010)

	Millions of yen except per share amounts
	The first half of the year		The full fiscal year
		Changes		Changes
Net sales	700,000	(42.2)%	1,530,000	(24.3)%

Operating income	15,000	(90.6)%	72,000	(52.6)%

Income before income taxes and equity in earnings of affiliated companies	10,000	(93.6)%	62,000	(51.9)%

Net income attributable to Komatsu Ltd.	4,000	(96.0)%	35,000	(55.6)%

Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥4.13		¥36.16

Notes: 1)	Changes in the projected consolidated business results as of June 30, 2009: None

2)	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.

3)	“Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal years.
4.	Others

(1)	Changes in important subsidiaries during the first quarter period under review: None

(2)	Simplified accounting procedures and adaptation of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in accounting standards, procedures and presentations for the preparation of consolidated quarterly financial statements
1)
Changes resulting from revisions in accounting standards, etc.: Applicable Starting in the fiscal year which began April 1, 2009, Komatsu adopted SFAS No.141R, “Business Combinations”. SFAS No.141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired or gain from a bargain purchase. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of SFAS No.141R did not have a material impact on our consolidated result of operations and financial condition.

Starting in the fiscal year which began April 1, 2009, Komatsu adopted SFAS No.160 — an amendment of ARB No.51. SFAS No.160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests and requires the separate disclosure of income attributable to controlling and noncontrolling interests. Previously reported amounts have been reclassified accordingly.

2)	Change in other matters except for 1) above: None
(4)	Number of common shares outstanding
1)	The numbers of common shares issued (including treasury stock) were as follows:

As of June 30, 2009:	998,744,060 shares
As of March 31, 2009:	998,744,060 shares
2)	The numbers of shares of treasury were as follows:

As of June 30, 2009:	30,748,434 shares
As of March 31, 2009:	30,921,768 shares
3)	The weighted average numbers of common shares outstanding were as follows:

First quarter period ended June 30, 2009:	967,910,177 shares
First quarter period ended June 30, 2008:	995,254,491 shares

Management Performance and Financial Conditions
1.	Outline of Operations and Business Results
During the period under review, world economies began to ease out from the drastic contraction gripping the world since October last year. Nevertheless, economies remained sluggish, keeping the business environment challenging for Komatsu Ltd. and its consolidated subsidiaries (hereinafter “Komatsu”). Consolidated net sales of Komatsu for the first quarter period (April 1 – June 30, 2009) of the fiscal year ending March 31, 2010 totaled JPY320.4 billion (US$3,338 million, at US$1=JPY96), a decline of 47.2% from the corresponding period a year ago. In the construction, mining and utility equipment business, the environment for Komatsu has changed drastically since the second half period of the previous fiscal year, causing demand to nose-dive worldwide. In the current fiscal year, there have been some signs of recovery of demand in China and a few other regions, but overall demand has been slack, centering on Japan, North America and Europe. As the top priority task, Komatsu worked to improve inventories to appropriate levels around the world as quickly as possible by making extensive adjustment of production worldwide. Furthermore, the Japanese yen appreciated more than the previous corresponding period on the foreign exchange market. As a result, consolidated first quarter sales of construction, mining and utility equipment dropped considerably from the previous first quarter. In the industrial machinery and others business, the market environment remained very challenging, as the automobile manufacturing and many other client industries continued to restrain their capital investment. As a result, consolidated first quarter sales of industrial machinery and other products plunged sharply from the corresponding period a year ago.
Operating income declined by 90.1% from the previous first quarter, to JPY8.2 billion (US$86 million) for the first quarter under review. Reflecting group-wide efforts made in rationalization of production and substantial reduction of fixed costs, operating income for the first quarter was in the black, compared to operating loss recorded for the previous quarter (January 1 – March 31, 2009). Operating income ratio stood at 2.6% for the first quarter under review, down 11.1 percentage points from the corresponding period a year ago.
For the first quarter period, income before income taxes decreased by 90.6% from the corresponding period a year ago, to JPY8.7 billion (US$91 million), and first quarter net income attributable to Komatsu Ltd.* declined by 91.7% from the corresponding period a year ago, to JPY4.7 billion (US$50 million).
Millions of yen except per share amounts

	First quarter	First quarter		Fourth quarter
	ended	ended	Changes	ended	Changes
	June 30, 2009(A)	June 30, 2008 (B)	(A)-(B)/(B)	March 31, 2009 (C)	(A)-(C)/(C)
Net sales	320,428	606,832	(47.2)%	379,054	(15.5)%
Operating income	8,273	83,264	(90.1)%	(48,223)	—
Income before income taxes and equity in earnings of affiliated companies	8,728	92,768	(90.6)%	(49,322)	—
Net income attributable to Komatsu Ltd.	4,763	57,731	(91.7)%	(34,524)	—

*	”Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal years.

Business results by operation are described below.
Construction, Mining and Utility Equipment
Consolidated net sales of construction, mining and utility equipment for the first quarter period declined by 46.7%, from the corresponding period a year ago, to JPY284.6 billion (US$2,966 million) against the backdrop of depressed demand worldwide during the period under review and as affected mainly by the proactive adjustment of production to ensure appropriate inventory levels of distributors as quickly as possible.
To further enhance its corporate strength, Komatsu has been making a variety of efforts in addition to cutting down fixed costs further. Such efforts included consolidation of production at new, high-productivity lines in Japan, reorganization of production in Japan and the Americas as well as concentration on production models in Europe.

[Sales of Construction, Mining and Utility Equipment by Region]	Millions of yen

	First quarter ended	First quarter ended		Fourth quarter ended
	June 30, 2009	June 30, 2008		March 31, 2009
	(A)	(B)		(C)
	1USD=JPY97	1USD=JPY105	Changes	1USD=JPY95	Changes
	1EUR=JPY133	1EUR=JPY165	(A)-(B)/(B)	1EUR=JPY123	(A)-(C)/(C)
Japan	51,727	80,035	(35.4)%	64,102	(19.3)%
Americas	72,816	130,881	(44.4)%	89,325	(18.5)%
Europe & CIS	32,096	107,937	(70.3)%	33,339	(3.7)%
China	55,497	62,440	(11.1)%	53,663	3.4%
Asia & Oceania	54,397	95,082	(42.8)%	50,171	8.4%
Middle East & Africa	18,162	57,703	(68.5)%	25,484	(28.7)%
Total	284,695	534,078	(46.7)%	316,084	(9.9)%
Japan
While public-sector investment stayed firm, thanks to economic measures under a supplementary budget, the market conditions remained challenging as affected by a sizable reduction of private-sector investment and housing starts. As a result, first quarter sales in Japan dropped sharply from the corresponding period a year ago, which also indicated a further drop from the previous quarter (January 1 – March 31, 2009).
Against such a background, Komatsu doubled its marketing efforts for hybrid hydraulic excavators, the sales of which it expects to expand, thanks to enhanced fuel economy and growing concerns for the environment. In line with the same move, Komatsu has been expanding production capacity of its Shonan Plant in Kanagawa Prefecture for core parts such as electric motors to turn the upper structure.
Americas
North American demand in the first quarter period plunged sharply from the corresponding period a year ago, as affected by reduced housing starts and sluggish economy in the United States. In Latin America, while demand for equipment for use in construction and civil engineering dropped substantially due to sluggish economies, that for mining applications remained firm. Komatsu worked to expand sales and product support capabilities for mining equipment, particularly in Latin America, while continuing its efforts to ensure appropriate inventory levels of distributors. However, first quarter sales dropped sharply from the corresponding period a year ago, which also showed a further decline from the previous quarter period (January 1 – March 31, 2009).

Europe & CIS
The drastic decline in demand remained, due to sluggish economies in Europe and CIS. Affected by concentration of production models at plants and inventory adjustment efforts at distributors in Europe, in addition to lowered demand in both regions, first quarter sales fell substantially from the corresponding period a year ago, which were as sluggish as those for the previous quarter period (January 1 – March 31, 2009).
China
The market environment upturned to a recovery note. Demand in June 2009 increased from June 2008 thanks to large-scale public works, such as railway and highway construction, which began under the government’s economic stimulus package. In addition, there were reconstruction projects in the 2008 Sichuan earthquake-affected areas. First quarter sales declined from the corresponding period a year ago but increased from the previous quarter period (January 1 – March 31, 2009).
During the current fiscal year, Komatsu is planning to launch full-scale sales of hybrid hydraulic excavators in China by leading other overseas markets. In June 2009, Komatsu exported the first batch of equipment to China.
Asia & Oceania
Demand continued to decline in Asia & Oceania from the corresponding period a year ago, as affected by economic slowdown. While first quarter sales dropped sharply from the first quarter a year ago, demand for equipment in mining, agricultural and forestry industries began to show signs of recovery in Indonesia and sales of parts for mining equipment were firm in Australia. As a result, first quarter sales improved from the previous quarter period (January 1 – March 31, 2009), indicating a recovery note.
In May 2009, Komatsu’s Autonomous Haulage System for driverless dump trucks began full-scale operation in a mine owned by Rio Tinto, a mining giant, in Western Australia. This operation follows the first one in Chile.
Middle East & Africa
While commodity prices showed upturning signs, demand remained sluggish in the Middle East & Africa as affected by economic recession. In this environment, Komatsu continued its efforts to improve distributors’ inventories to appropriate levels, simultaneously working to strengthen sales and product support capabilities by engaging in continuous training programs for distributors and other activities. As a result of declined sales in the Middle East, in particular, first quarter sales dropped sharply from the first quarter a year ago, which showed a further decrease from the previous quarter period (January 1 – March 31, 2009).
Industrial Machinery and Others
The business environment became extremely challenging, as the automobile and many other client industries continued to restrain from making capital investment. This resulted in a continued, sizable drop in new orders for large presses, small and medium-sized presses and sheet metal machines. In this environment, Komatsu embarked on the reorganization of production, including consolidation of large-press building to the Kanazawa Plant in Kanazawa City, Ishikawa Prefecture with the plan to be completed by the end of March 2010. Komatsu also worked to strengthen the service business. However, first quarter sales plunged by 50.9% from the corresponding period a year ago, to JPY35.7 billion (US$372 million), which also represented a further decline from the previous quarter period (January 1 – March 31, 2009).

2.	Financial Conditions
As of June 30, 2009, total assets had increased by JPY44.8 billion from the previous fiscal year-end, to JPY 2,013.8 billion (US$20,978 million). This increase is mainly attributable to the inclusion of a retail finance company in Australia as a consolidated subsidiary. Interest-bearing debt grew by JPY99.6 billion from the previous fiscal year-end, to JPY699.5 billion (US$7,287 million). Komatsu Ltd. shareholders’ equity amounted to JPY814.3 billion (US$8,483 million), remaining about flat from the previous fiscal year-end. As a result, Komatsu Ltd. shareholders’ equity ratio decreased by 1.0 percentage point from the previous fiscal year-end, to 40.4%. Net debt-to-equity ratio* was 0.75 compared to 0.62 as of the previous fiscal year-end.
For the first quarter period under review, net cash provided by operating activities amounted to JPY 0.9 billion (US$9 million), a decrease of JPY6.2 billion from the previous fiscal year-end, mainly due to declined net income. Net cash used in investing activities decreased by JPY6.2 billion from the previous fiscal year, to JPY 20.2 billion (US$211 million), mainly due to investments made to enhance productivity of plants in Japan and overseas. Net cash provided by financing activities increased by JPY0.7 billion from the previous fiscal year, to JPY14.6 billion (US$153 million), mainly reflecting increased long-term debt. As a result, cash and cash equivalents, as of June 30, 2009, decreased by JPY4.4 billion from the previous fiscal year-end, to JPY86.1 billion (US$898 million).

*	Net debt-to-equity ratio = (Interest-bearing debt - Cash and cash equivalents - Time deposits) / Komatsu Ltd. shareholders’ equity
3.	Projections for the Fiscal Year Ending March 31, 2010 (From April 1, 2009 to March 31, 2010)
Concerning the projection for consolidated business results for the fiscal year ending March 31, 2010, Komatsu makes no change in the projection of April 27, 2009 as of the date of this new release.
With respect to the construction, mining and utility equipment business, there are some signs of recovery in demand in some limited regions, such as China, where large-scale public works began to emerge thanks to the economic stimulus package. Nevertheless, demand is nose-diving more than anticipated in Japan and the United States, while that in Europe, the Middle East and some other regions remains uncertain. Concerning the industrial machinery and others business, which is closely and directly affected by the automobile industry’s capital investment, Komatsu is predicting that it will continue to experience sluggish orders for new equipment due to the excessive production capacity of its customers.
Against this background, Komatsu is improving productivity and reducing fixed costs. The following projection is based on the assumption of foreign exchange rates as follows: JPY95 per US$1 and JPY125 per EUR1.
Millions of yen

	2010	2009
	Projection	Results	Changes
	(A)	(B)	(A)-(B)/(B)
Net sales	1,530,000	2,021,743	(24.3)%
Operating income	72,000	151,948	(52.6)%
Income before income taxes and equity in earnings of affiliated companies	62,000	128,782	(51.9)%
Net income attributable to Komatsu Ltd.	35,000	78,797	(55.6)%

Note:	”Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal years.

Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.
Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Financial statement
(1)	Condensed Consolidated Balance Sheets
Assets
Millions of yen

	As of June 30, 2009		As of March 31, 2009
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥86,162		¥90,563
Time deposits	125		44
Trade notes and accounts receivable	380,944		373,901
Inventories	487,808		507,357
Deferred income taxes and other current assets	129,270		131,374

Total current assets	1,084,309	53.8	1,103,239	56.0

Long-term trade receivables	142,673	7.1	102,969	5.2

Investments
Investments in and advances to affiliated companies	21,852		19,249
Investment securities	58,058		53,854
Other	12,360		12,017

Total investments	92,270	4.6	85,120	4.3

Property, plant and equipment
- Less accumulated depreciation	539,191	26.8	525,462	26.7

Goodwill	30,033	1.5	28,661	1.5
Other intangible assets	60,440	3.0	60,346	3.1
Deferred income taxes and other assets	64,971	3.2	63,262	3.2

Total	¥2,013,887	100.0	¥1,969,059	100.0

Liabilities and Equity

	Millions of yen
	As of June 30, 2009		As of March 31, 2009
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥254,699		¥220,087
Current maturities of long-term debt	89,418		87,662
Trade notes, bills and accounts payable	170,404		214,375
Income taxes payable	8,758		10,818
Deferred income taxes and other current liabilities	191,632		199,345

Total current liabilities	714,911	35.5	732,287	37.2

Long-term liabilities
Long-term debt	355,413		292,106
Liability for pension and retirement benefits	51,742		53,822
Deferred income taxes and other liabilities	39,115		42,510

Total long-term liabilities	446,270	22.2	388,438	19.7

Total liabilities	1,161,181	57.7	1,120,725	56.9

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	139,994		140,092
Retained earnings:
Appropriated for legal reserve	30,781		28,472
Unappropriated	704,245		719,222
Accumulated other comprehensive income (loss)	(93,785)		(105,744)
Treasury stock	(34,772)		(34,971)

Total Komatsu Ltd. shareholders’ equity	814,333	40.4	814,941	41.4

Noncontrolling interest	38,373	1.9	33,393	1.7

Total equity	852,706	42.3	848,334	43.1

Total	¥2,013,887	100.0	¥1,969,059	100.0

(2)	Condensed Consolidated Statements of Income

	Millions of yen except per share amounts
	First quarter ended		First quarter ended
	June 30, 2009		June 30, 2008
		Ratio (%)		Ratio (%)
Net sales	¥320,428	100.0	¥606,832	100.0
Cost of sales	252,473	78.8	439,836	72.5
Selling, general and administrative expenses	59,486	18.6	85,342	14.1
Other operating income (expenses)	(196)	(0.1)	1,610	0.3

Operating income	8,273	2.6	83,264	13.7

Other income (expenses)	455		9,504
Interest and dividend income	1,859	0.6	2,600	0.4
Interest expense	(2,731)	(0.9)	(3,929)	(0.6)
Other-net	1,327	0.4	10,833	1.8

Income before income taxes and equity in earnings of affiliated companies	8,728	2.7	92,768	15.3

Income taxes	2,181	0.7	32,946	5.4
Income before equity in earnings of affiliated companies	6,547	2.0	59,822	9.9
Equity in earnings of affiliated companies	(101)	(0.0)	762	0.1
Net income	6,446	2.0	60,584	10.0
Less net income attributable to the noncontrolling interest	(1,683)	(0.5)	(2,853)	(0.5)

Net income attributable to Komatsu Ltd.	¥4,763	1.5	¥57,731	9.5

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	4.92		58.01
Diluted	4.92		57.94

(3)	Consolidated Statements of Cash Flows

	Millions of yen
	First quarter ended	First quarter ended
	June 30, 2009	June 30, 2008
Operating activities
Net income	¥6,446	¥60,584
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,003	22,842
Deferred income taxes	(5,535)	10,009
Net loss (gain) from sale of investment securities and subsidiaries	65	664
Net loss (gain) on sale of property	(95)	(8)
Loss on disposal of fixed assets	396	502
Pension and retirement benefits, net	(1,290)	(441)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	7,327	3,482
Decrease (increase) in inventories	32,124	(34,234)
Increase (decrease) in trade payables	(46,896)	(20,985)
Increase (decrease) in income taxes payable	(2,373)	(25,235)
Other, net	(11,265)	(10,051)

Net cash provided by operating activities	907	7,129

Investing activities
Capital expenditures	(24,927)	(30,281)
Proceeds from sale of property	5,342	4,632
Proceeds from sale of available for sale investment securities	73	500
Purchases of available for sale investment securities	(1,500)	(3,342)
Acquisition of subsidiaries and equity investees, net of cash acquired	1,153	1,024
Collection of loan receivables	353	4,292
Disbursement of loan receivables	(677)	(3,346)
Decrease (increase) in time deposits	(88)	(9)

Net cash used in investing activities	(20,271)	(26,530)

Financing activities
Proceeds from long-term debt	55,954	55,184
Repayments on long-term debt	(7,207)	(27,941)
Increase (decrease) in short-term debt, net	(6,217)	20,496
Repayments of capital lease obligations	(9,430)	(12,913)
Sale (purchase) of treasury stock, net	101	210
Dividends paid	(17,431)	(21,904)
Other, net	(1,117)	733

Net cash provided by financing activities	14,653	13,865

Effect of exchange rate change on cash and cash equivalents	310	3,334

Net increase (decrease) in cash and cash equivalents	(4,401)	(2,202)

Cash and cash equivalents, beginning of year	90,563	102,010

Cash and cash equivalents, end of period	¥86,162	¥99,808

(4)	Note to the Going Concern Assumption

None

(5)	Business Segment Information
1) Information by Operating Segment

(For the first quarter ended June 30, 2009)	Millions of yen

	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	284,695	35,733	320,428	—	320,428
Intersegment	786	4,043	4,829	(4,829)	--

Total	285,481	39,776	325,257	(4,829)	320,428

Segment profit	7,437	2,877	10,314	(1,845)	8,469

(For the first quarter ended June 30, 2008)	Millions of yen

	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	534,078	72,754	606,832	—	606,832
Intersegment	1,419	5,990	7,409	(7,409)	—

Total	535,497	78,744	614,241	(7,409)	606,832

Segment profit	78,385	4,768	83,153	(1,499)	81,654

Notes: 1)	Business categories and principal products & services included in each operating segment are as follows:
a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

2)	Transfers between segments are made at estimated arm’s-length prices.

2) Geographic Information

(For the first quarter ended June 30, 2009)	Millions of yen

						Corporate &
	Japan	Americas	Europe & CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	110,428	74,985	34,082	100,933	320,428	—	320,428
Intersegment	38,655	7,236	6,869	1,640	54,400	(54,400)	—

Total	149,083	82,221	40,951	102,573	374,828	(54,400)	320,428

Segment profit (loss)	(11,015)	8,154	2,147	11,573	10,859	(2,390)	8,469

(For the first quarter ended June 30, 2008)	Millions of yen

						Corporate &
	Japan	Americas	Europe & CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	216,729	139,331	108,018	142,754	606,832	—	606,832
Intersegment	119,808	10,392	6,245	10,299	146,744	(146,744)	—

Total	336,537	149,723	114,263	153,053	753,576	(146,744)	606,832

Segment profit	33,026	16,988	12,078	22,395	84,487	(2,833)	81,654

Note:	Transfers between segments are made at estimated arm’s-length prices.
3) Overseas Sales

(For the first quarter ended June 30, 2009)	Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	80,377	36,064	135,228	251,669
Consolidated net sales	—	—	—	320,428
Ratio of overseas sales to consolidated net sales (%)	25.1	11.2	42.2	78.5

(For the first quarter ended June 30, 2008)	Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	147,658	108,869	243,768	500,295
Consolidated net sales	—	—	—	606,832
Ratio of overseas sales to consolidated net sales (%)	24.3	17.9	40.2	82.4

Notes: 1)	Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.

2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

a) Americas:	North America and Latin America
b) Europe & CIS:	Germany, U.K. and Russia
c) Others:	China, Oceania, Southeast Asia, Middle East and Africa

(6)	Note in case of a notable changes in the amount of shareholders’ equity

None See “Consolidated Statements of Shareholders’ Equity” below for the changes.
Consolidated Statements of Shareholders’ Equity

	Millions of yen
	First quarter ended	First quarter ended
	June 30, 2009	June 30, 2008
Common stock
Balance, beginning of year	¥67,870	¥67,870

Balance, end of period	¥67,870	¥67,870

Capital surplus
Balance, beginning of year	¥140,092	¥138,170
Sales of treasury stock	(98)	96
Issuance and exercise of stock acquisition rights	—	(25)

Balance, end of period	¥139,994	¥138,241

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥28,472	¥26,714
Transfer from unappropriated retained earnings	2,309	218

Balance, end of period	¥30,781	¥26,932

Unappropriated retained earnings
Balance, beginning of year	¥719,222	¥685,986
Net income attributable to Komatsu Ltd.	4,763	57,731
Cash dividends paid to Komatsu Ltd. shareholders	(17,431)	(21,904)
Transfer to retained earnings appropriated for legal reserve	(2,309)	(218)

Balance, end of period	¥704,245	¥721,595

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(105,744)	¥(28,779)
Other comprehensive income (loss), net of tax	11,959	32,872

Balance, end of period	¥(93,785)	¥4,093

Treasury stock
Balance, beginning of year	¥(34,971)	¥(2,835)
Purchase of treasury stock	(7)	(40)
Sales of treasury stock	206	250

Balance, end of period	¥(34,772)	¥(2,625)

Total Komatsu Ltd. shareholders’ equity	¥814,333	¥956,106

Noncontrolling interest
Balance, beginning of year	¥33,393	¥30,239
Net income attributable to the noncontrolling interest	1,683	2,853
Cash dividends paid to the noncontrolling interest	(300)	(239)
Other comprehensive income (loss), net of tax	1,844	1,742
Other changes in noncontrolling interest	1,753	2,811

Balance, end of period	¥38,373	¥37,406

Total equity	¥852,706	¥993,512

Disclosure of comprehensive income
Net income attributable to Komatsu Ltd.	¥4,763	¥57,731
Net income attributable to the noncontrolling interest	1,683	2,853
Other comprehensive income (loss), net of tax	13,803	34,614

Comprehensive income	¥20,249	¥95,198

(end)